EXHIBIT 99.1

LOAN AGREEMENT

THIS LOAN AGREEMENT dated for reference this 16th day of July, 2014.

BETWEEN:

AVINO SILVER & GOLD MINES LTD., of Suite 900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1

(hereinafter referred to as the "Lender")

 OF THE FIRST PART

AND:

BRALORNE GOLD MINES LTD., of Suite 1750, 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6

(hereinafter referred to as the "Borrower")

 OF THE SECOND PART

WHEREAS the Lender has agreed to initially lend to the Borrower the aggregate sum of CAD$500,000 (the “Initial Advance”), on the terms and subject to the conditions of this Agreement.

AND WHEREAS the Borrower plans to use the Loan (as defined below) for its general working capital pending completion of a proposed business combination with the Lender by way of a plan of arrangement (the “Arrangement”).

AND WHEREAS the Lender has agreed to further lend to the Borrower the aggregate additional sum of CAD$750,000 (the “Final Advance”), on the terms and subject to the conditions of this Agreement.

IN WITNESS WHEREOF, for good and valuable consideration, the receipt and sufficiency of which each party acknowledges, the parties covenant and agree as follows:

1. DEFINITIONS

In this Agreement, the following words and expressions shall have the meanings set forth below:

“Bralorne Mine Property” means Bralorne’s mining property located near Goldbridge, British Columbia, and includes for greater certainty all fee simple lands, Crown granted mining claims, mineral claims, assets and equipment located thereon.

“Business Day” means a day which is not a Saturday, Sunday or statutory holiday in British Columbia.

“Event of Default” has the meaning set forth in paragraph 11 below.

“GSA” means the general security agreement of the Borrower in the form set out in Schedule “B” hereto.

“Lender’s Security” means, collectively, the Loan Note and GSA.

“Loan” means collectively the Initial Advance and Final Advance, together with all accrued interest and any other expenses, costs or charges imposed hereunder.

“Loan Note” means any promissory note of the Borrower in the form set out in Schedule “A” hereto to evidence the debt of the Initial Advance or the Final Advance or both.

2. AGREEMENT TO ADVANCE FUNDS

The Lender hereby agrees that it will, subject to the prior performance of the conditions precedent set out in paragraph 7 below:

(a)	Advance the Initial Advance to the Borrower forthwith upon execution of this Agreement and the Lender’s Security; and

(b)
Further advance the Final Advance to the Borrower forthwith upon (i) the Borrower and the Lender entering into a definitive agreement for the terms and conditions of the Arrangement which shall be binding except for the approvals of the TSX Venture Exchange, the shareholders of the Borrower and other conditions customary for the transactions contemplated under the Arrangement; (ii) the Lender entering into voting support agreements for the Arrangement with all directors and officers of the Borrower; and (iii) the Borrower and the Lender developing a mutually acceptable and pre-approved budget for further exploration and development work at the Bralorne Mine Property.

3. LOAN IS NECESSARY TO BORROWER

The Borrower hereby acknowledges that the Loan is necessary for the operations of the Borrower to use as its general working capital, pending completion of the Arrangement.

4. LIMITED RECOURSE

The Loan will be repaid by the Borrower in the event that the Arrangement is not completed for any reason, but the Lender shall have no recourse against the Borrower in the event that the Arrangement is completed.

5. TERM

(a)
The Loan, including principal, accrued interest, and other expenses, costs or charges payable hereunder shall be due and payable by the Borrower to the Lender not less than 30 days after DEMAND made after October 31, 2014, as set out herein.

(b)	Prior to the occurrence of an Event of Default, the Borrower may repay the Loan at any time before demand, without penalty.

6. INTEREST

(a)
Interest shall accrue on the principal amount of the Loan, calculated from the date of advance, at a rate of 12.0% per annum and shall be due and payable by the Borrower to the Lender not less than 30 days after demand made after October 31, 2014, before as well as after demand, default and judgment.

(b)
Interest will be calculated on a daily basis on the principal amount unpaid from time to time and on the basis of the actual number of days elapsed during the annual period for which interest is being calculated, divided by 365 and aggregated for that period.

7. CONDITIONS PRECEDENT

The Borrower will, as conditions precedent to receiving any of the Loan funds:

(a)	Execute and deliver to the Lender a Loan Note, in the amount of the Lender’s Initial Advance or Final Advance;

(b)
Execute and deliver to the Lender the GSA, granting the Lender a security interest in all of the Borrower’s personal assets, present and future as collateral security for the Loan, and all advances or re-advances, and ranking subsequent in priority only to the security interests previously granted by the Borrower to Ocean Partners USA, Inc., registered on October 1, 2013 under Base Registration No. 588130H (the “Ocean GSA”) and granted by the Borrower to Kubota Canada Ltd., registered on October 1, 2013 under Base Registration No. 588439H in the Personal Property Security Registry; and

(c)	Execute and file a financing statement for the GSA made pursuant to the Personal Property Security Act (British Columbia) with the Personal Property Security Registry.

The parties hereto acknowledge and agree that this Agreement and the transactions contemplated hereunder are further subject to the prior acceptance of the TSX Venture Exchange.

8. REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants to the Lender as follows:

(a)	The Borrower has the power and capacity to enter into and perform its obligations under this Agreement, the Lender’s Security, and all other documents or instruments delivered hereunder;

(b)
This Agreement has been, and the Lender’s Security and all ancillary instruments or security documents issued hereunder, when executed, constitute or will constitute legal, valid and binding obligations of the Borrower enforceable against it in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights and remedies of creditors and to the general principles of equity;

(c)
The Borrower is not in breach of or in default under any obligation in respect of borrowed money and the execution and delivery of this Agreement, the Lender’s Security, and all ancillary instruments or security documents issued hereunder, and performance of the terms hereof and thereof will not be, or result in, a violation or breach of, or default under, any law, agreement or instrument to which it is party or may be bound; and

(d)	No litigation or administrative proceedings before any court or governmental authority are presently pending, or have been threatened in writing, against the Borrower or any of its assets.

9. POSITIVE COVENANTS

The Borrower covenants and agrees that so long as any monies shall be outstanding under this Agreement, it will:

(a)	Duly perform its obligations under this Agreement, the Lender’s Security, and all other instruments and agreements executed and delivered hereunder;

(b)	Maintain all other loan and security facilities in good standing;

(c)
Furnish and give to the Lender (if such is the case) notice that there has occurred and is continuing an Event of Default under this Agreement or any event which with the giving of notice or the passage of time or both, would constitute an Event of Default hereunder or thereunder and specifying the same;

(d)	Perform and do all such acts and things as are necessary to perfect and maintain the security provided to the Lender pursuant to this Agreement; and

(e)
Upon any Event of Default, grant the Lender such additional security as the Lender may require to further secure and protect its Loan, including a first charge mortgage of the fee simple lands and Crown granted mining claims comprising the Bralorne Mine Property.

10. NEGATIVE COVENANTS

The Borrower covenants with the Lender that the Borrower will not, without first obtaining the written consent of the Lender:

(a)
Borrow any money from any person other than the Lender or draw down any funds in excess of the amount of its existing loan facilities and, for greater certainty, the Borrower will not refinance, or accept any advance or re-advance from Ocean Partners USA, Inc. secured under the Ocean GSA, unless the purpose of such financing is to repay the Loan to the Lender in full after October 31, 2014;

(b)	Guarantee the obligations of any other person, directly or indirectly; or

(c)	Grant any other security interest in, or create or permit any other mortgage, encumbrance, lien or charge on, the Bralorne Mine Property.

11. EVENTS OF DEFAULT

Each and every of the events set forth in this paragraph shall be an event of default ("Event of Default"):

(a)	If the Borrower fails to make any payment of principal or interest when due hereunder, and such failure continues for five (5) business days thereafter;

(b)
If the Borrower defaults in observing or performing any term, covenant or condition of this Agreement, other than the payment of monies as provided for in subparagraph (a) hereof, on its part to be observed or performed and such default continues for ten (10) business days after the Lender has provided the Borrower with written notice thereof;

(c)	If any of the Borrower’s covenants or representations in this Agreement were at the time given false or misleading in any material respect;

(d)
If the Borrower defaults in observing or performing any term, covenant or condition of any debt instrument or obligation for borrowed money by which it is bound, makes an assignment for the benefit of creditors, or admits in writing its inability to pay its debts as they become due, or is adjudicated bankrupt or insolvent;

(e)
If the Borrower permits any sum which has been admitted as due by the Borrower, or is not disputed to be due by it, and which forms or is capable of being made a charge upon any of the assets or undertaking of the Borrower to remain unpaid for thirty (30) days after proceedings have been taken to enforce the same;

(f)
If the Borrower petitions or applies to any tribunal for the appointment of a trustee, receiver or liquidator or commences any proceedings under any bankruptcy, insolvency, readjustment of debt or liquidation law of any jurisdiction, whether now or hereafter in effect; and

(g)
If any petition or application for appointment of a trustee, receiver or liquidator is filed, or any proceedings under any bankruptcy, insolvency, readjustment of debt or liquidation law are commenced, against the Borrower or an order, judgment or decree is entered appointing any such trustee, receiver, or liquidator, or approving the petition in any such proceeding and such petition, application, order, judgment or decree is not stayed or otherwise withdrawn or discharged within fifteen (15) business days of its filing or issue.

12. EFFECT OF EVENT OF DEFAULT

If any one or more of the Events of Default occurs or occur and is or are continuing, the Lender may, without limitation in respect of any other rights it may have in law, or hereunder, demand immediate payment of all monies owing hereunder. The Lender may proceed to protect and enforce its rights or remedies either by suit in equity or action at law, or both, whether for specific performance of any covenant, agreement or other provision contained herein or in any Loan Note, or in any other document or instrument delivered in connection with or pursuant to this Agreement, or to enforce the payment of any Loan Note or any legal or equitable right or remedy. No right or remedy herein conferred upon the Lender is intended to be exclusive of any other right or remedy contained herein, in any Loan Note, or in any other instrument or document delivered in connection with or pursuant to this Agreement. Every such right or remedy shall be cumulative and shall be in addition to every other such right or remedy contained herein and therein, or now or hereafter existing at law or in equity.

13. ENFORCEMENT

If the Lender retains or engages legal counsel to collect, enforce or protect its interests with respect to this Agreement, any Loan Note, or other instrument or document delivered pursuant to this Agreement, or as collateral securing the Loan, the Borrower shall pay all of the reasonable costs and expenses of such collection, enforcement or protection, including reasonable legal fees on a solicitor own client basis, and the Lender may take judgment for all such amounts, in addition to the unpaid principal balance and accrued interest of the Loan.

14. CONFIDENTIALITY

The Lender agrees to keep confidential all material information provided to it by the Borrower on a confidential basis pending any required public disclosure of such information and thereafter, to the extent the Borrower reasonably requires such information to be kept confidential.

15. INDEMNITY

The Borrower agrees to indemnify and save harmless the Lender and its directors, officers, employees, and agents from and against all liabilities, claims, losses, damages and reasonable costs and expenses in any way caused by or arising directly or indirectly from or in consequence of the occurrence of any Event of Default under this Agreement.

16. NOTICES UNDER THIS AGREEMENT

Any notice, direction or other document required or permitted to be given pursuant to this Agreement shall, unless otherwise specifically provided, be given in writing and may be mailed, postage prepaid by registered mail, sent by facsimile transmission, email or personally served upon the appropriate party at the following addresses:

If to the Borrower:

Bralorne Gold Mines Ltd.
Suite 1750, 1185 West Georgia Street
Vancouver, British Columbia, V6E 4E6
V6E 4E6

Attention: William Kocken, CEO
Facsimile No.: (604) 688-0778
Email: gold@bralorne.com

With a copy to (which by itself does not constitute notice):

Fang and Associates Barristers & Solicitors
Suite 1780, 400 Burrard Street
Vancouver, British Columbia, V6C 3A6

Attention: Paul M. Fang
Facsimile No.: (604) 688-6995
Email: pmf@thomasrondeau.com

To the Lender:

Avino Silver & Gold Mines Ltd.
Suite 900 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1

Attention: David Wolfin, President & CEO
Facsimile No.: (604) 682-3600
Email: dwolfin@avino.com

With a copy to (which by itself does not constitute notice):

Salley Bowes Harwardt Law Corp.
Suite 1750, 1185 West Georgia Street
Vancouver, British Columbia, V6E 4E6

Attention: Paul A. Bowes
Facsimile No.: (604) 688-0778
Email: bowes@sbh.bc.ca

Any notice, direction or other document given:

(a)	By registered mail as set out above shall be deemed to have been given on the date of actual receipt by the addressee;

(b)
By personal delivery as set out above shall be deemed to have been given and received on the date on which it was so delivered or on the first business day thereafter if the date of delivery is not a business day in the place of delivery; and

(c)
By facsimile transmission or email as set out above shall be deemed to have been given and received on the date on which it was so transmitted or on the first business day thereafter if the date of transmission is not a business day in the place of receipt or if the time of transmission is after 4:00 p.m. at the place of receipt.

Any party may change its address for notice by notifying the other party to this Agreement in accordance with the provisions of this paragraph. If for any reason the method of giving notice selected by a party is impracticable, then such party shall be obliged to select an alternate method of giving notice.

The Borrower acknowledges and agrees that all payments, notices, consents or other communications required to be given to or received from the Lender under this Agreement, must be given to or received from the Lender at its respective address set forth in and in accordance with the terms of this paragraph 16.

17. ASSIGNMENT, SUCCESSORS AND ASSIGNS

The Borrower acknowledges that the Lender may assign all or portion of its rights under this Agreement to such other assignee as it may, in its sole discretion determine. This Agreement shall enure to the benefit of and be binding upon the parties hereto and its respective successors and permitted assigns.

18. DELIVERY INSTRUCTIONS

The Borrower will register and deliver all Lender’s Security required to be delivered by it hereunder in accordance with the written instructions provided by the Lender from time to time.

19. WAIVERS, RIGHTS AND REMEDIES

No failure or delay on any of the Lender’s part in exercising any power or right hereunder shall operate as a waiver thereof. The Lender's rights and remedies hereunder are cumulative and not exclusive of any rights or remedies provided by law.

20. TIME IS OF THE ESSENCE

Time is of the essence hereunder.

21. INVALIDITY

If at any time any one or more of the provisions hereof is or becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby.

22. GOVERNING LAWS

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. The Borrower submits to the jurisdiction of the Courts of the Province of British Columbia and agrees to be bound by any suit, action or proceeding commenced in such Courts and by any order or judgment resulting from such suit, action or proceeding, but the foregoing will in no way limit the right of the Lender to commence suits, actions or proceedings based on this Agreement in any jurisdiction they may deem appropriate.

23. AMENDMENT

This Agreement may be changed only by or pursuant to an Agreement in writing signed by the Lender and the Borrower.

24. CURRENCY

All references herein to "CAD" or "$" are to Canadian dollars, unless otherwise indicated.

25. COUNTERPARTS

This Agreement may be signed in one or more counterparts, originally or by facsimile or e-mailed copy, each such counterpart taken together shall form one and the same Agreement.

26. LEGAL AND TAX ADVICE

Each of the parties hereto covenants, agrees and acknowledges that each of them was fully and plainly instructed to seek and obtain independent legal and tax advice regarding the terms and conditions and execution of this Agreement, and each of them has sought and obtained such legal and tax advice and acknowledges that each has executed this Agreement voluntarily understanding the nature and effect of this Agreement after receiving such advice.

IN WITNESS WHEREOF the parties hereto have executed these presents as of the day and year first above written.

AVINO SILVER & GOLD MINES LTD.

Per:

“Malcolm Davidson”
_______________________________
By: Malcolm Davidson
Title: Chief Financial Officer

BRALORNE GOLD MINES LTD.

Per:

“William Kocken”
________________________________
By: William Kocken
Title: CEO

SCHEDULE “A”

PROMISSORY NOTE

Principal Amount: CAD$●	Due at Vancouver, B.C.

1. FOR VALUE RECEIVED, Bralorne Gold Mines Ltd. (the "Borrower") hereby promises to pay to Avino Silver & Gold Mines Ltd. (the "Lender") the principal amount of ● THOUSAND DOLLARS (CAD$●) (the "Principal Amount") of lawful money of Canada not less than 30 days after DEMAND in writing made after October 31, 2014, together with interest on the principal amount of the Loan, calculated from the date of advance, at a rate of twelve percent (12.0%) per annum, which interest shall be payable by the Borrower to the Lender on demand, before as well as after demand, default and judgment. All payments under this promissory note will be made by certified cheque, bank draft or wire transfer (pursuant to wire transfer instructions provided by the Lender from time to time) and delivered to the Lender or the Lender’s account. All payments made by the Borrower will be applied first to interest and any other costs or charges owed to the Lender, then to principal.

2. Any extension of time granted by the Lender for payment of all or any portion of the amount owing hereunder at any time, or the failure of the Lender to enforce any of its rights or remedies hereunder or under any collateral instrument in addition to this promissory note, will not release the Borrower and will not constitute a waiver of any of the rights of the Lender to enforce its rights or remedies hereunder.

3. This promissory note and all matters arising hereunder shall be governed by and construed and enforced in accordance with, the laws of the province of British Columbia and the laws of Canada applicable therein.

4. This promissory note will be binding upon the successors and assigns of the Borrower.

5. The Borrower is entitled to prepay this promissory note, in whole or in part, without notice or penalty. The Borrower hereby waives presentment, demand, notice of non-payment, protest, notice of grace and notice of dishonour and any other notice required by law to be given in connection with the delivery, acceptance, performance, default or enforcement of or under this promissory note.

DATED at Vancouver, British Columbia, this ____ day of __________, 2014.

BRALORNE GOLD MINES LTD.

Per:
________________________________
By:
Title:

SCHEDULE “B”

GENERAL SECURITY AGREEMENT

THIS AGREEMENT dated as of the 16th day of July, 2014.

BETWEEN:

BRALORNE GOLD MINES LTD., Inc. No. BC0428792, a body corporate under the laws of the Province of British Columbia, having its registered and records offices located at Suite 1750 – 1185 West Georgia Street, Vancouver, B.C., V6E 4E6

(the "Debtor")

 OF THE FIRST PART

AND:

AVINO SILVER & GOLD MINES LTD., a body corporate under the laws of the Province of British Columbia, having an office at Suite 900 – 570 Granville Street, Vancouver, B.C., V6C 3P1

(the "Secured Party")

 OF THE SECOND PART

Consideration

1. For valuable consideration, the receipt and sufficiency of which are acknowledged by each party, the Debtor enters into this Security Agreement with the Secured Party.

Obligations

2. The Security Interest (as hereinafter defined) is granted to the Secured Party by the Debtor as continuing security for the payment of all present and future indebtedness and liabilities of the Debtor to the Secured Party, previously made and advanced to the Debtor (hereinafter called the "Loan") made from time to time pursuant to a Loan Agreement dated July 16, 2014 between the Secured Party and the Debtor, including interest and all other monies payable in connection therewith, or under this Security Agreement, or any other agreement between the Debtor and the Secured Party in connection with the Loan (collectively, the "Obligations").

Creation of Security Interest

3.1 The Debtor hereby grants, mortgages, charges, transfers, assigns and creates to and in favour of the Secured Party a security interest in:

Equipment

(a)
all present and after-acquired equipment of the Debtor, including all machinery, fixtures, plant, conveyors, crushers, tools, trailers, furniture, and vehicles of any kind or description located or used at the Debtor’s Bralorne Mine, near Goldbridge, British Columbia, as well as all spare parts, accessories installed in or affixed or attached to any of the foregoing, and all drawings, specifications, plans and manuals relating thereto (the "Equipment"),

Accounts

(b)
all present and after-acquired debts, demands and amounts due or accruing due to the Debtor whether or not earned by performance, including its book debts, accounts receivable, and claims under policies of insurance; and all contracts, security interests and other rights and benefits in respect thereof (the "Accounts").

Intangibles

(c)
all present and after-acquired intangibles of the Debtor, including all contract rights, goodwill, trademarks, licences, and all claims of the Debtor of every kind, whether due at the present time or hereafter to become due or owing (the "Intangibles"),

Instruments

(d)
all present and after-acquired bills, notes and cheques (as such are defined pursuant to the Bills of Exchange Act (Canada), all other writings that evidence a right to payment of money and are of a type that in the ordinary course of business are transferred by delivery without any necessary endorsement or assignment and all letters of credit or advices of credit which state thereon that the letter of credit or advice of credit must be surrendered on claiming payment thereunder (the "Instruments"),

Money

(e)	all present and after-acquired money whether authorized as a medium of exchange by the Parliament of Canada or authorized or adopted by any foreign government as part of its currency (the "Money"),

Documents

(f)	all books, accounts, financial statements, invoices, letters, papers, documents and other records in any form (the "Documents"),

Personal Property or Proceeds

(g)
all personal property, mineral claims, fixtures and crops in any form derived directly or indirectly from any dealing with Collateral (as hereinafter defined) or proceeds therefrom, including rights to insurance payments and any other payments representing indemnity or compensation for loss of or damage to Collateral or proceeds therefrom (the "Proceeds").

3.2 All present and after-acquired Equipment, Accounts, Intangibles, Instruments, Money, Documents and Proceeds are collectively referred to in this Security Agreement as the "Collateral" or any part thereof, unless the context otherwise requires.

3.3 The terms "equipment", "accounts", and "intangibles" as used in this Section 3 have the meanings specified in the Personal Property Security Act (British Columbia) (the "PPSA").

4. The grants, mortgages, charges, transfers, assignments and security interests herein created are collectively referred to in this Security Agreement as the "Security Interest".

Attachment

5. The Debtor acknowledges that

(a)	value has been given,

(b)	the Debtor has rights in the Collateral (other than after-acquired property), and

(c)	the parties have not agreed to postpone the time for attachment of the Security Interest.

Dealings with Collateral

6. Until the occurrence of an Event of Default (hereinafter defined) the Debtor may, subject to Section 7, collect the Accounts in the ordinary course of its business;

Notification to Account Debtors Before Demand

7. The Secured Party may, after the occurrence of an Event of Default,

Notify Debtors

(a)
notify any person obligated to the Debtor in respect of an Account or Intangible, or Instrument to make payment to the Secured Party of all such present and future amounts due or to become due under any Account, Intangible or Instrument;

Control of Proceeds

(b)	take control of the Proceeds; and

Apply Money

(c)	apply any money taken as Collateral to the satisfaction of the obligations.

Exceptions

8.1 The last day of the term of any lease, sublease or agreement therefor relating to the Collateral is specifically excepted from the Security Interest, but the Debtor agrees to stand possessed of such last day in trust to assign and dispose of as the Secured Party shall direct.

8.2 All Consumer Goods (as defined in the PPSA) are excepted from the Security Interest.

8.3 To the extent that the creation of the Security Interest over any particular item would constitute a breach or default under, or permit the forfeiture of, any agreement, right, licence or permit creating or defining that item or the interest of the Debtor therein, the Security Interest shall not attach thereto until all acts and things have been done and all consents and approvals have been obtained to permit the creation of the Security Interest over that item, but the Debtor shall hold its interest therein in trust for the Secured Party, and shall assign such agreement, right, licence or permit to the Secured Party forthwith upon obtaining the consent of the other party thereto.

Representations of Debtor

9.1 The Debtor represents and warrants that:

(a)
this Security Agreement is granted in accordance with resolutions of the directors (and of the shareholders as applicable) of the Debtor, and all other matters and things have been done and performed so as to authorize and make the execution and delivery of this Security Agreement and the performance of the obligations of the Debtor hereunder legal, valid and binding; and

(b)
the Debtor lawfully owns and possesses all presently held Collateral and has good title thereto, free from all security interests, charges, encumbrances, liens and claims, save only security interests, if any, consented to in writing by the Secured Party or shown in any Schedule hereto, and the Debtor has good right and lawful authority to grant the Security Interest.

Covenants of Debtor

10. The Debtor covenants and agrees

Disposition of Collateral

(a)
not to sell, exchange, transfer, assign, lease or otherwise dispose of or deal in any way with Collateral or release, surrender or abandon possession of Collateral or move or transfer Collateral from British Columbia, or enter into any agreement or undertaking to do any of the foregoing except as may be permitted in this Security Agreement;

Other Security Interests

(b)
not to create or permit to exist any encumbrance or security interest in, charge, encumbrance or lien over, or claim against any of the Collateral which ranks or could rank in priority to with the Security Interest; however, the Secured Party expressly consents to the security interests previously granted by the Borrower to Ocean Partners USA, Inc., registered on October 1, 2013 under Base Registration No. 588130H and granted by the Borrower to Kubota Canada Ltd., registered on October 1, 2013 under Base Registration No. 588439H in the Personal Property Security Registry, provided that the Borrower will take immediate steps to cause such prior security interests to be discharged as soon as practicable after full payment to those secured creditors;

Defend Title

(c)	to defend the title to the Collateral for the benefit of the Secured Party against all claims and demands;

Repair

(d)	to keep the Collateral in good order and repair;

Insurance

(e)
to obtain from insurers acceptable to the Secured Party and maintain all risks property insurance in respect of the Collateral on a replacement cost basis, all of which policies of insurance shall be in such amounts as may be reasonably required by the Secured Party and shall include a standard mortgage clause approved by the Insurance Bureau of Canada, and the Debtor agrees to cause the interest of the Secured Party to be noted as a loss payee as its interest may appear on such policies of insurance (except public liability insurance), and to furnish the Secured Party with certificates of insurance and certified copies of such policies;

Taxes and Charges

(f)
to promptly pay all taxes, assessments, rates, levies, payroll deductions, workers' compensation assessments, and any other charges which could result in the creation of a statutory lien or deemed trust in respect of the Collateral;

Further Assurances

(g)
to do, make, execute and deliver such further and other assignments, transfers, deeds, security agreements and other documents as may be required by the Secured Party to establish in favour of the Secured Party and perfect the Security Interest intended to be created hereby and to accomplish the intention of this Security Agreement; and

Payment of Expenses

(h)
to pay all expenses, including solicitors' fees and disbursements (on a solicitor and own client basis) and receivers' fees and disbursements, incurred by the Secured Party or its agents (including any Receiver, as hereinafter defined) in connection with inspecting the Collateral, investigating title to the Collateral, the preparation, perfection, preservation, and enforcement of this Security Agreement, including taking, recovering and keeping possession of the Collateral and all expenses incurred by the Secured Party or such agents in dealing with other creditors of the Debtor in connection with the establishment and confirmation of the priority of the Security Interest; all of which expenses shall be payable forthwith upon demand with interest at the rate or rates specified under the Loan and shall form part of the Obligations.

Events of Default

11. The following shall be events of default (the "Events of Default") under this Security Agreement:

(a)	the Debtor fails to satisfy or perform any of the Obligations when due;

(b)
any representation or warranty made by or on behalf of the Debtor to the Secured Party is or becomes incorrect or untrue in a material respect, or the Debtor breaches or fails to comply in a material respect with any term of this Security Agreement, or any other promissory notes, agreements or undertakings now or hereafter given by the Debtor to the Secured Party and if such breach is not remedied after five (5) days written notice by the Secured Party to the Debtor;

(c)
the Debtor becomes insolvent or bankrupt or makes a proposal under the Bankruptcy and Insolvency Act (Canada) or similar legislation in any jurisdiction, a petition in bankruptcy is filed against the Debtor, the Debtor makes an assignment for the benefit of creditors, a trustee, receiver, receiver-manager or similar procedure is appointed in respect of the Debtor or any of its assets, proceedings under the Companies' Creditors Arrangement Act (Canada) are commenced with respect to the Debtor, or steps are taken by or against the Debtor for any other formal or informal type of proceeding for the settlement of claims against the Debtor or for the dissolution, liquidation, or winding-up of the affairs of the Debtor;

(d)	the Debtor ceases or threatens to cease to carry on its business or any material part thereof as presently carried on, or makes or agrees to make a bulk sale of its assets;

(e)
an execution or any similar process of any court becomes enforceable against the Debtor, or a distress or any similar process is levied upon any property of the Debtor and the amount involved is material;

(f)	any material encumbrance affecting the Collateral becomes enforceable; or

(g)
the Secured Party in good faith believes and has commercially reasonable grounds to believe that the prospect of payment or performance of the Obligations is or is about to be impaired or that the Collateral is in jeopardy or is about to be placed in jeopardy.

Whenever the word "material" is used in this Section 11, it shall be interpreted as being material to a prudent lender of the stature of the Secured Party acting reasonably.

Enforcement and Remedies

12. Upon the occurrence of one or more Events of Default, the Debtor shall be in default under this Security Agreement, the Obligations shall, at the option of the Secured Party, be immediately due and payable, the Security Interest shall become enforceable at the option of the Secured Party. Upon the Security Interest becoming enforceable, the Secured Party shall have the following remedies in addition to any other remedies available under the PPSA or otherwise at law or in equity or contained in any other agreement between the Debtor and the Secured Party, all of which remedies shall be independent and cumulative:

(a)	entry of any premises where Collateral may be located;

(b)	possession of Collateral by any method permitted by law;

(c)	the sale or lease of Collateral;

(d)	the collection of any rents and income received in connection with the business of the Debtor or the Collateral;

(e)	the collection, realization, retain or other dealing with any Accounts of the Debtor;

(f)	the appointment by instrument in writing of a receiver or a receiver-manager (each of which is herein called a "Receiver") of the Collateral;

(g)	the exercise by the Secured Party of any of the powers set out in Section 13, without the appointment of a Receiver;

(h)	proceedings in any court of competent jurisdiction for the appointment of a Receiver or for the sale of the Collateral; and

(i)	the filing of proofs of claim and other documents in order to have the claims of the Secured Party lodged in any bankruptcy, winding-up, or other judicial proceeding relating to the Debtor.

Powers of Receiver

13. Any receiver appointed by the Secured Party may be any person licenced as a trustee under the Bankruptcy and Insolvency Act (Canada), and the Secured Party may remove any Receiver so appointed and appoint another or others instead. Any Receiver appointed shall act as agent for the Secured Party for the purposes of taking possession of the Collateral, and (except as provided below) as agent for the Debtor for all other purposes, including the occupation of any premises of the Debtor and in carrying on the occupation of any premises of the Debtor and in carrying on the Debtor's business. For the purposes of realizing upon the Security Interest, the Receiver may sell, lease, or otherwise dispose of Collateral as agent for the Debtor or as agent for the Secured Party as it may determine in its discretion. The Debtor agrees to ratify and confirm all actions of the Receiver acting as agent for the Debtor, and to release and indemnify the Receiver in respect of all such actions. Any Receiver so appointed shall have the power:

(a)	to enter upon, use, and occupy all premises owned or occupied by the Debtor;

(b)	to take possession of the Collateral;

(c)	to carry on the business of the Debtor;

(d)
to borrow money required for the maintenance, preservation or protection of the Collateral or for the carrying on of the business of the Debtor, and in the discretion of such Receiver, to charge and grant further security interest in the Collateral in priority to the Security Interest, as security for the money so borrowed;

(e)
to sell, lease, or otherwise dispose of the Collateral in whole or in part and for cash or credit, or part cash and part credit on such terms and conditions and in such manner as the Receiver shall determine in its discretion;

(f)
to demand, commence, continue or defend any judicial or administrative proceedings for the purpose of protecting, seizing, collecting, realizing or obtaining possession or payment of the Collateral, and to give valid and effectual receipts and discharges therefor and to compromise or give time for the payment or performance of all or any part of the Accounts or any other obligation of any third party to the Debtor; and

(g)	to exercise any rights or remedies which could have been exercised by the Secured Party against the Debtor or the Collateral.

Performance of Obligations

14. If the Debtor fails to perform any of its obligations hereunder, the Secured Party may, but shall not be obliged to, perform any or all of such obligations without prejudice to any other rights and remedies of the Secured Party hereunder, and any payments made and any costs, charges, expenses and legal fees and disbursements (on a solicitor own client basis) incurred in connection therewith shall be payable by the Debtor to the Secured Party forthwith upon demand with interest at the rate or rates specified under the Loan.

Failure to Exercise Remedies

15. The Secured Party shall not be liable for any delay or failure to enforce any remedies available to it or to institute any proceedings for such purposes. The Secured Party may waive any Event of Default, provided that no such waiver shall be binding upon the Secured Party unless in writing nor shall it affect the rights of the Secured Party in connection with any other or subsequent Event of Default.

Application of Payments

16. All payments made in respect of the obligations and all monies received by the Secured Party or any Receiver appointed by the Secured Party in respect of the enforcement of the Security Interest (including the receipt of any Money) may be held as security for the Obligations or applied in such manner as may be determined in the discretion of the Secured Party and the Secured Party may at any time apply or change any such appropriation of such payments or monies to such part or parts of the Obligations as the Secured Party may determine in its discretion. The Debtor shall remain liable to the Secured Party for any deficiency and any surplus funds realized after the satisfaction of all Obligations shall be paid in accordance with applicable law.

Dealings by Secured Party

17. The Secured Party may grant extensions of time and other indulgences, take and give up securities, accept compositions, grant releases and discharges, and otherwise deal with the Collateral, the Debtor, debtors of the Debtor, sureties of the Debtor, and others as the Secured Party may see fit, without prejudice to the Obligations and the rights of the Secured Party to hold and realize upon the Security Interest. The Secured Party has no obligation to keep Collateral identifiable, or to preserve rights against other persons in respect of any Collateral.

Notice

18. Without prejudice to any other method of giving notice, any notice required or permitted to be given hereunder to any party shall be conclusively deemed to have been received by such party on the date following the sending thereof by prepaid private courier to such party at its address noted on the first page of this Security Agreement. A copy of any notices to the Debtor shall also be delivered to Fang and Associates Barristers & Solicitors of Suite 1780, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Attention: Paul M. Fang.

Separate Security

19. This Security Agreement and the Security Interest are in addition to and not in substitution for any other security now or hereafter held by the Secured Party in respect of the Debtor, the Obligations or the Collateral.

Secured Party Not Obliged to Advance

20. Nothing in this Security Agreement shall obligate the Secured Party to make any loan, provisional payment, or other accommodation to the Debtor, or extend the time for payment or satisfaction of any Obligations.

Severability

21. If any provision of this Security Agreement is deemed by any court of competent jurisdiction to be invalid or void, the remaining provisions shall remain in full force and effect.

Time of Essence

22. Time is of the essence of this Security Agreement.

Grammatical Changes

23. This Security Agreement is to be read as if all changes in grammar, number and gender rendered necessary by the context had been made, specifically including a reference to a person as a corporation and vice-versa.

Including

24. The word "including", when following any word or words is not to be construed as limiting the preceding word or words but the preceding word or words are to be construed as referring to all items or matters that could fall within the broadest possible interpretation of the preceding word or words.

Agreement Unconditional

25. There are no representations, warranties or collateral agreements by the Secured Party to the Debtor relating to the subject matter hereof and possession of an executed copy of this Security Agreement by the Secured Party constitutes conclusive evidence that it was executed and delivered by the Debtor free of all conditions.

Governing Law, Attornment

26. This Security Agreement shall be interpreted in accordance with the laws of British Columbia, and, without prejudice to the ability of the Secured Party to enforce this Security Agreement in any other proper jurisdiction, the Debtor hereby irrevocably submits and attorns to the jurisdiction of the courts of British Columbia.

Successors and Assigns

27. This Security Agreement and the Obligations may be assigned in whole or in part by the Secured Party to any person, firm or corporation without notice to or the consent of the Debtor. This Security Agreement may not be assigned by the Debtor without the prior written consent of the Secured Party. This Security Agreement is binding upon the parties hereto, and their respective heirs, executors, administrators, legal personal representatives, successors and permitted assigns; "successors" includes any corporation resulting from the amalgamation of any corporation with another corporation.

Joint and Several Liability

28. If this Security Agreement has been executed by more than one Debtor, the obligations of the Debtors shall be joint and several.

Copy of Agreement

29. The Debtor acknowledges receipt of an executed copy of this Security Agreement.

Verification Statements; Financing Statements

30. The Debtor waives the right to receive any verification statement, financing statement or financing change statement related to this Security Agreement or related to any other security agreement in respect of the Obligations.

Satisfaction and Discharge

31. Any partial payment or satisfaction of the Obligations, or any ceasing by the Debtor to be indebted to the Secured Party, shall be deemed not to be a redemption or discharge of this Security Agreement. The Debtor shall be entitled to a release and discharge of this Security Agreement upon full payment and satisfaction of all Obligations and upon written request by the Debtor.

IN WITNESS WHEREOF, this Security Agreement has been executed, sealed and delivered by the Debtor as of this 16th day of July, 2014.

BRALORNE GOLD MINES LTD.

Per:	“William Kocken”
Authorized Signatory